Exhibit 99.183

DeFi Technologies Provides Monthly Corporate Update: Valour Reports C$1.18 Billion (US$819 Million) AUM, and Record Monthly Net Inflows of C$56 Million (US$38.8 Million) in December 2024

●	AUM & Record Monthly Net Inflows: As of December 31, 2024, Valour reported C$1.18 billion (US$819 million) in assets under management (AUM), an 11% decline from the previous month primarily due to a decrease in digital asset price decreases compared to the previous month. Despite this, Valour achieved record net inflows of C$56 million (US$38.8 million) in December, driven by ETPs such as SUI, DOGE, and APT, and the historic rollout of 20 new digital asset ETPs on the Spotlight Stock Market. The December launch, the largest in Valour’s history, expanded its portfolio to over 60 ETPs across European exchanges and reinforced its position as a leading digital asset ETP issuer. Valour ended the year with an impressive 133% year-over-year AUM growth, underscoring the strength of its offerings and strategic execution.

●	Strong Financial Position: Valour ended December with a cash and USDT balance of approximately C$22 million (US$15.2 million), reflecting a 25.6% increase from the prior month. Loans payable remained steady at approximately C$8.3 million (US$6 million). The company also bolstered its DOT holdings while maintaining a diversified portfolio of assets, including 208.8 BTC, 121 ETH, 586,683 ADA, 131,616 DOT, 14,375 SOL, 490.5 UNI, 433,322 AVAX, and 1,701,703 CORE tokens. The portfolio’s total value stood at approximately C$58.9 million (US$40.7 million), representing a 16% decrease from the previous month due to a decrease in digital asset prices compared to the previous month.

Toronto, Canada, January 6, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) reports assets under management (“AUM”) of C$1.18 Billion (US$819 Million) as of December 31, 2024. While AUM decreased by 11% compared to the previous month due to digital asset price depreciation, Valour achieved an outstanding 133% AUM growth year-over-year.

Net Inflows and Investor Confidence

In December, Valour set a new record with C$56 million (US$38.8 million) in monthly net inflows, extending its consistent streak of positive inflows. This milestone was driven by strong investor confidence, increasing demand for Valour’s diverse range of ETPs, and the introduction of 20 new digital asset ETPs on the Spotlight Stock Market. The landmark launch has further solidified Valour’s reputation as a market leader and highlighted its commitment to providing innovative investment opportunities.

Key Products Driving Inflows:

The exceptional performance was driven by a combination of established and newer ETP listings, including SUI, DOGE, and APT. Key contributors include:

●	VALOUR SUI SEK: C$22,392,496 (US$15,496,591)

●	VALOUR XRP SEK: C$7,551,871 (US$5,226,227)

●	VALOUR DOGE SEK: C$5,909,581 (US$4,089,690)

●	VALOUR APT SEK: C$5,796,484 (US$4,011,422)

●	VALOUR ETH SEK: C$5,631,908 (US$3,897,528)

●	VALOUR NEAR SEK: C$3,910,847 (US$2,706,478)

●	VALOUR TAO SEK: C$3,807,856 (US$2,635,204)

●	VALOUR LINK SEK: C$3,800,916 (US$2,630,401)

●	VALOUR FTM SEK: C$2,244,909 (US$1,553,576)

●	VALOUR HBAR SEK: C$2,23,5077 (US$1,546,772)

These inflows highlight Valour’s leadership in providing access to diverse digital assets.

Valour’s Top ETPs by AUM:

●	Valour SOL: C$425,380,080 (US$294,381,697)

●	Valour BTC: C$317,934,504 (US$220,024,640)

●	Valour ETH: C$95,796,837 (US$66,295,619)

●	Valour ADA: C$82,535,332 (US$57,118,075)

●	Valour SUI: C$63,059,935 (US$43,640,245)

●	Valour XRP: C$49,217,003 (US$34,060,328)

●	Valour AVAX: C$30,989,257 (US$21,445,927)

●	Valour DOT: C$24,755,780 (US$17,132,087)

Strong Financial Position

As of December 31, 2024, the Company maintains a strong financial position:

Cash and USDT Balance: Approximately C$22 million (US$15.2 million), a 25.6% increase from the previous month.

Loans Payable: Approximately C$8.3 million (US$6 million), unchanged from the previous month.

Digital Asset Treasury: The company increased its DOT holdings, sold a portion of its CORE tokens, and maintained a diversified portfolio of assets:

●	208.8 BTC

●	121 ETH

●	586,683 ADA

●	131,616 DOT

●	14,375 SOL

●	490.5 UNI

●	433,322 AVAX

●	1,707,703 CORE

These holdings are valued at approximately C$58.9 million (US$40.7 million), representing a 16% month-over-month decrease due to the sale of CORE tokens and the depreciation of digital asset prices.

DeFi Alpha Strategy

The Company is assessing multiple arbitrage opportunities, having generated revenues of C$111.5 Million (US$82.0 Million) in Q2 and C$20.6 million (US$14.7 million) in Q3 with zero losses to date. This strategy has strengthened the Company’s financial position, enabling debt repayment and supporting the deployment of a digital asset treasury strategy.

Recent Strategic Developments from December include:

DeFi Technologies Announces Strategic Investment in Neuronomics AG

DeFi Technologies signed a letter of intent to acquire a 10% minority stake in Neuronomics AG, a Swiss asset management firm specializing in AI-driven quantitative trading strategies. This strategic investment enhances DeFi Technologies’ asset management and trading capabilities, diversifies revenue streams, and complements its DeFi Alpha arbitrage trading desk. Leveraging Neuronomics’ advanced AI strategies, which have consistently delivered superior risk-adjusted performance, the partnership positions DeFi Technologies for continued growth in the asset management sector and the broader cryptocurrency market.

Valour Announces the Mega Launch of 20 New Digital Asset ETPs on Spotlight Stock Market

Valour announced the simultaneous launch of 20 new digital asset ETPs on the Spotlight Stock Market, marking the largest single-day ETP rollout in its history. This milestone expanded Valour’s portfolio to over 60 ETPs listed across European exchanges, providing secure, regulated access to cutting-edge blockchain technologies. With ambitious plans to reach 100 ETPs by the end of 2025, Valour continues to lead in bridging traditional finance with the decentralized future and democratizing access to digital assets.

Valour Digital Securities Limited and The Hashgraph Group (THG) Expand Access to Hedera HBAR ETP with Euronext Listing

Valour Digital Securities Limited launched a new Hedera HBAR ETP (ISIN: GB00BRC6JM96) on Euronext Amsterdam, providing European investors with expanded access to Hedera’s native token, HBAR. This is the first physically backed Hedera ETP under Valour’s Digital Securities Limited base prospectus, offering broader accessibility for both institutional and retail investors. Hedera, a leading energy-efficient Proof-of-Stake network governed by global enterprises like Google, IBM, and Deutsche Telekom, boasts a market capitalization of $11.3 billion and ranks among the top 20 cryptocurrencies worldwide.

Appointment of New CFO

The Company is also pleased to announce that it has appointed Paul Bozoki as its Chief Financial Officer.

Mr. Bozoki is a seasoned financial executive with approximately 30 years of accounting, tax and capital markets experience. He has served as a CFO in numerous industries including: private equity, real estate, software, mining and manufacturing, and has extensive international experience working on six continents. He holds CPA designations in both Ontario, Canada, and New Hampshire, USA, and has managed several cross-listed public companies (Canada-USA-Australia). Mr. Bozoki has an MBA from the Richard Ivey School of Business and a Bachelor of Commerce from Queen’s University.

Mr. Bozoki’s appointment follows the retirement of Mr. Ryan Ptolemy as former Chief Financial Officer of the Company. Mr. Ptolemy has been with the Company since 2009, and management and the Board of Directors of the Company thank Mr. Ptolemy for his tireless contributions to the Company during his tenure. Mr. Ptolemy has agreed to remain with the Company in the short term to ensure a seamless transition of the Company’s financial matters.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; completion of the transaction with Neuronomics; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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